Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 000-29938

PACIFIC INTERNET LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated November 4, 2004
  Management's discussion and analysis for the quarter ended September 30, 2004
  The Company's unaudited financial statements for the quarter ended September 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	November 4, 2004

Media Release

PacNet's Net Income Doubles In Third Quarter 2004

SINGAPORE, 4 November 2004 - Pacific Internet Limited or PacNet (NASDAQ: PCNTF), the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region, today reported a 98.2% net income improvement for the quarter that ended September 30, 2004, marking this its 11th consecutive quarter of profitability. Net income increased to US$1.6 million (or 12 cents per diluted share) compared to US$0.8 million (or 6 cents per diluted share) in third quarter 2003.

Ms Low Sin Leng, PacNet's Chairman said, "Our net income of US$3.5 million for the first three quarters this year, has already exceeded the full-year 2003 net income of US$2.9 million. This achievement was driven by stronger growth in the corporate business segment and regional operations, as well as improved operational efficiencies. Worthy of note is our Australian subsidiary, which has further strengthened its position as our second largest contributor, after Singapore."

Third Quarter 2004 Financial Results

Table 1: Summary of Quarterly Financial Results
Group (in US$ millions)	3Q 2004	3Q 2003	2Q 2004
Revenues	25.0	25.4	25.5
Operating Costs and Expenses	22.9	24.3	23.5
Operating Income	2.1	1.1	2.0
Net Income	1.6	0.8	1.5
Stock-Based Compensation Cost	(0.3)	-	(0.1)
Net Income before Stock-Based Compensation Cost	1.3	0.8	1.4

Table 2: Summary of Year-to-Date Financial Results
Group (in US$ millions)	Nine months ended Sep 30
	2004	2003
Revenues	75.5	73.3
Total Operating Expenses	70.6	71.3
Operating Income	4.9	2.0
Net Income	3.5	0.9
Net Income before Stock-Based Compensation Cost and Other Non-Cash Charges	4.0	2.2

Table 3: Subscriber Statistics

Country	Corporate Broadband	Leased lines	Corporate Dial Up	Hosting	Corporate Total	Consumer Broadband & Dial Up	Grand Total
Singapore	5,700	560	6,670	560	13,490	149,560	163,050
Hong Kong	10,560	210	51,500	1,510	63,780	26,770	90,550
Australia	7,030	120	410	10,830	18,390	43,360	61,750
Philippines	150	180	500	30	860	120,610	121,470
Malaysia	-	30	10	30	70	-	70
Thailand	330	340	240	120	1,030	25,830	26,860
India	-	90	140	70	300	980	1,280
Total (as at Sep 2004)	23,770	1,530	59,470	13,150	97,920	367,110	465,030
Total (as at Sep 2003)	16,300	1,440	58,200	10,640	86,580	345,530	432,110

Note: All numbers rounded to the nearest 10.

Revenues

Revenues in the third quarter of 2004 were US$25.0 million, a decrease of US$0.4 million from a year ago. This was due to lower contributions from the consumer segment, which was partially offset by the growth in the corporate business segment, the company's primary focus segment.

Broadband revenues grew to US$12.1 million, up 16.4% over the same quarter last year. Of this, corporate broadband contributed US$7.6 million or 63.1% of total broadband revenues, an increase of 22.3% over last year. The upward growth trend in broadband is expected to continue with the rapid penetration of broadband access across the region, particularly in the Small-and-Medium Business segment where the company is focusing on.

The Leased line sector registered a growth in subscriber base. However, competitive pricing pressures resulted in lower revenues of US$3.1 million compared with $3.3 million a year ago.

Value-added services revenue continue to grow in the quarter contributing US$2.8 million compared to US$2.6 million a year ago, a 9.6% growth. This growth was largely from additional Internet storage demand in Australia; and anti-virus and anti-spam services in Singapore.

Net Income

Net income in the third quarter was US$1.6 million (12 cents per diluted share), a 98.2% improvement over a year ago. The first nine-month's net income of US$3.5 million was significantly higher than that of US$0.9 million last year due to improved performance from unconsolidated affiliates and better operational efficiencies. The results had also exceeded the 2003 full-year net income of US$2.9 million.

Specifically, the unconsolidated affiliates in India and Thailand improved on their year-to-date net income as compared to last year. Thailand continued its profitability trend since the first quarter of this year while India achieved two quarters of positive cash flow.

Operating Costs and Expenses

Gross margin improved to 55.8% from 54.1% a year ago due to more efficient management of telecommunications cost of sales .

Year-on-year, staff costs for the third quarter of 2004 increased marginally by 0.8%, mainly due to annual revision in salaries. As a percentage of total revenues, sales-and-marketing expenses were maintained at 4%. Other general-and-administrative expenses were lower by 15.7% compared to the same quarter in 2003 due to more efficient management of backend office processes.

Cash Flow and Cash Balance

Cash generated from operating activities was US$4.2 million during the third quarter. Of this, US$1.4 million was utilized primarily for acquisition of fixed assets. Another US$56,000 was used for financing activities, mainly for repayments of capital lease obligations and bank borrowings. Net cash surplus was US$2.7 million, amounting to total cash balance of US$34.0 million as at 30 September 2004.

Other Third Quarter Highlights

  Commercialization of corporate voice service as scheduled in Singapore. The new service has been rolled out to the corporate customer base.
  Launch of a new enterprise managed e-mail security service in Hong Kong.
  Partnership with Asian-based science park operator, Ascendas, to provide business communications services to its tenants in Singapore and across Asia.
  Establishment of a new Point-of-Presence (PoP) in Chennai in India to enhance current corporate proposition to service the growing number of Asian regional enterprises with Indian offices.
  Recognition by the Service Providers' Association (SPAN) in Australia for "Providing Leadership in Industry Growth" during the 2004 Telecommunications Achievement Awards.

PacNet's President and Chief Executive Officer, Mr. Tan Tong Hai, said, "This quarter, we have already achieved the target to outperform our 2003 full-year results. It is also our 11th consecutive quarter of profitability, demonstrating the strong support of our customers and partners."

"Moving ahead, we will continue to focus on the corporate business segment and partnerships to accelerate revenue growth. We expect the corporate business segment to be our primary growth engine, outpacing contributions from the consumer business. We will manage this transition to ensure overall revenue growth for 2004," added Mr. Tan.

Preview of Fourth Quarter Initiatives

The company has already achieved its target of exceeding its net income for 2003. In the fourth quarter, PacNet will be embarking on the following growth initiatives:

  Launch security services together with its broadband offering to help customers manage online security risks associated with "always-on" connectivity. These services include secured e-mail, firewall and intrusion detection for domestic businesses. The company will also be leveraging its Multi Protocol Label Switching (MPLS)-enabled regional network to provide secured networks for regional enterprises.

  Implement wireless backhauls to further reduce its cost of sales. PacNet is also conducting wireless broadband trials as an alternative to traditional broadband access.

Conference Call and WebCast

Management will host a conference call to discuss the quarter's results:
Singapore Time:	November 4, 2004 @ 0700 hrs
US Eastern Time:	November 3, 2004 @ 1800 hrs
Dial in number:	Within US: 877-502-9276 (toll-free) International: +1-913-981-5591

The confirmation pass code for the "live" call is 953519.

The call will also be webcast "live" at the following website: www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at www.pacnet.com/investor/.

The financial statements in this report are in conformity with US GAAP.
For convenience, the company's functional currency, the Singapore dollar has been translated into US dollar amounts at the exchange rate of S$1.6847 to US$1.00. [Conversion rate as at 30 September 2004 from the Federal Reserve Bank of New York]

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is Asia's largest telco-independent Internet Communications Service Provider by geographical reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of its customers. More information at pacnet.com.

Investor & Media Contact: Mervin Wang (65) 9798 6077 investor@pacific.net.sg	US Contact: Mark Kollar (212) 279-3115, ext. 201 mark@cjpcom.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995," some of these may be identified by the use of words such as "seek," "expect," "anticipate," "estimate," "believe," "intend," "project," "plan," "strategy," "forecast" and similar expressions or future or conditional verbs such as "will," "would," "should," "could," "may" and "might." The Group has made forward-looking statements with respect to the following, among others:

  Projected capital expenditures, expansion plans and liquidity;
  Development and growth of additional revenue sources;
  Development and maintenance of profitable pricing programs; and
  Outcome of potential litigation.
These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis for
the Quarter Ended September 30, 2004

Basis of Presentation

The accompanying unaudited consolidated financial information has been determined in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Operating results for the quarter ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its subsidiaries and associated companies are collectively referred to as the "Group" or "PacNet".

Overview

PacNet is Asia's largest telco-independent Internet Communications Service Provider ("ICSP") by geographic reach. It provides reliable Internet access and value-added services to individuals and businesses across seven countries – Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced ICSPs in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 465,000 subscribers.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband and leased lines and value-added services like web-hosting, e-commerce services, email short messaging service ("email SMS"), webmail access, online gaming, email outsourcing, managed security, VPN (virtual private network), international roaming, voice services and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence ("POP") in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet's goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL and cable broadband;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging on the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

The Group ended the third quarter of 2004 with net revenue of S$42.1 million (US$25.0 million). Year on year, the decrease was 1.5% or S$0.7 million (US$0.4 million). Quarter on quarter, net revenues decreased by 2.0% or S$0.9 million (US$0.5 million).

This is due to lower contributions from consumer business, partially offset by the growth in the corporate business segment.

The Group recorded strong net income. Net income doubled year on year whilst quarter on quarter it recorded a growth of 7.9%. Year-to-date net income for 2004 registered a significant improvement of 272.6% over the same period last year. The following is a summary of the Group's net profit before and after adjusting for stock-based compensation1 and cumulative effect adjustment - net of tax pertaining to asset retirement obligation charge2.

1Refer to "Staff Costs" for detailed explanation .
2Refer to "Cumulative Effect Adjustment" for detailed explanation .

The following is a detailed discussion of this quarter's operating results.

Revenues

In this quarter, corporate business broadband continued to lead the Group's revenue growth. This is the trend observed in Hong Kong and Australia with strong growth in subscriber base. This is a result of the strong value proposition to businesses of higher speed broadband services at affordable prices. On the other hand, dial-up revenues have declined in the light of competitive pricing pressures and as a result of a continuing strategic shift from volume based consumer business to higher margin corporate business.

Year on year, the 1.5% decline in net revenues was from dial-up, leased lines, travel commissions and interconnect, partially set off by increase in corporate business broadband and value-added services. Quarter on quarter, the 2.0% revenue decline was from dial-up, leased lines, e-commerce and travel commissions, offset by increase in corporate business broadband and value-added services.

Dial-up Access

Dial-up access revenue for the quarter decreased S$2.1 million (US$1.3 million) or 18.5% when compared to the corresponding period in 2003. The Group ended the quarter with 384,740 dial-up subscribers, a 5.0% improvement when compared to the corresponding quarter last year.

Compared to last quarter, dial-up revenues decreased S$0.9 million (US$0.5 million) or 9.0% while subscriber base registered a decrease of 2.7%.

The increase in subscriber base from the corresponding quarter last year was mainly from PacNet Philippines' pre-paid dial-up service, which has a relatively low average revenue per user ("ARPU") compared with post-paid dial-up service.

The following table summarizes the dial up customers by geography :

* All numbers are rounded to the nearest 10.
** Results of India and Thailand operations are equity accounted for.

Broadband Access

Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in five countries – Singapore, Hong Kong, Australia, the Philippines and Thailand.

Broadband revenue was S$20.4 million (US$12.1 million) this quarter, a 16.4% increase over the corresponding quarter last year. As of September 30, 2004, the Group had 65,610 broadband subscribers, a 22.7% increase over the corresponding quarter last year. Compared to last quarter, revenue grew S$0.5 million (US$0.3 million) or 2.4% while subscriber base increased 4.5%.

The following table summarizes the broadband customers by geography :

* All numbers are rounded to the nearest 10.
** Results of Thailand operations are equity accounted for.

In this quarter, broadband contributed 48.4% of the Group's revenue, a significant increase from 41.0%, one year ago. The strong growth in broadband revenue was principally driven by the increase in corporate broadband customers in Singapore, Hong Kong and Australia. With the increasing demand for corporate broadband Internet services due to the high-speed bandwidth and its price competitiveness as compared to other traditional offerings, the Group expects demand for corporate broadband services to continue on its upward trend.

Leased Line Access

Leased line services are provided to corporate customers and include a wide array of Internet options that are tailored to the customers' requirements. In this quarter, leased line revenue decreased 8.0% when compared to the corresponding quarter last year. The decrease was mainly due to competitive pricing pressures, resulting in a reduction in average revenue per user ("ARPU"). Quarter on quarter, leased line revenue decreased 1.1%.

The following table summarizes the leased line customers by geography :

* All numbers are rounded to the nearest 10.
** Results of India and Thailand operations are equity accounted for.

Value-Added Services ("VAS")

The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc. Year on year, VAS revenue grew S$0.4 million (US$0.2 million) or 9.6%. This increase was contributed largely by additional internet storage demand in Australia as well as anti-virus and anti-spam services launched in Singapore. Quarter on quarter, VAS revenue grew S$0.1 million (US$71,000) or 2.6%.

Commission revenue and other revenues

Commission revenue relates to travel commission generated by the Group's travel arm – Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this quarter, Safe2Travel earned total commission revenue of S$1.5 million (US$0.9 million), representing 5.0% of its gross ticket sales of S$30.6 million (US$18.2 million).

Although the commission revenue are recorded net, Safe2Travel's accounts receivable and payable are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales. As of September 30, 2004, Safe2Travel's accounts receivable and accounts payable were S$11.3 million (US$6.7 million) and S$5.5 million (US$3.3 million), respectively.

Year on year, commission revenue decreased 19.7%. Quarter on quarter, commission revenue also decreased by S$0.2 million (US$0.1 million) or 11.6%. This was due to increase in competition and pricing pressures faced by Safe2Travel.

Other revenues decreased by 52.0% as compared to corresponding quarter last year. This was mainly due to the reduction in PacNet Singapore's interconnect revenue as the interconnect contract between PacNet Singapore and SingTel has ended on September 2003.

Operating Costs and Expenses

Cost of Sales

The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group's modem pool. Year on year, cost of sales decreased 5.2%, while gross margin improved from 54.1% to 55.8% this quarter. Quarter on quarter, gross margin also improved from 54.7% to 55.8%. The improvement was mainly due to effective management of telecommunication expenses.

Staff Costs

Staff costs for the quarter was S$12.2 million (US$7.2 million), representing an increase of S$0.1 million (US$56,000) or 0.8% when compared to the corresponding quarter last year. This was mainly due to annual revision in salaries. Quarter on quarter, the increase was S$0.1 million (US$78,000) or 1.1%.

Staff costs before stock based compensation costs for the quarter was S$12.6 million (US$7.5 million). Year on year, it increased by 4.0% and quarter on quarter it increased by 3.3%.

For the quarter, the Group recognized a reversal of stock compensation costs of S$0.4 million (US$0.3 million)3 . The corresponding cost was a reversal of S$0.2 million (US$92,000) for the last quarter and S$37,000 (US$22,000) for the corresponding quarter last year.

3Refer to the table for historical comparatives and year to date charges.

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted under the 4th tranche of 1999 Share Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31 ("EITF 00-23 Issue 31"). As of September 30, 2004, there are 88,050 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4th tranche stock options in this quarter was a reversal of S$0.4 million (US$0.2 million). The corresponding cost was a reversal of S$0.2 million (US$0.1 million) for the last quarter and S$80,000 (US$47,000) for the corresponding quarter last year.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues were 29.9%, 28.4% and 28.3% for this quarter, last quarter and corresponding quarter last year respectively. Revenue per employee per quarter has declined from S$42,000 (US$25,000) in the last quarter to S$41,000 (US$24,600) in this quarter, as a result of lower revenue.

Sales and Marketing Expenses

Sales and marketing expenses, which comprised largely of advertising and promotion expenses, decreased 3.1% over the corresponding quarter last year. Quarter on quarter, sales and marketing expenses decreased 11.8%. This is in alignment with the focus on the corporate business segment, which requires relatively lower advertising and promotional expenses. As a percentage of total revenue, the sales and marketing expenses is 3.4%, 3.7% and 3.4% this quarter, last quarter and corresponding quarter last year.

Other General and Administrative Expenses

Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees. Year on year, these expenses reduced by 15.7%. Quarter to quarter, it decreased marginally by 0.5%. As a percentage of total revenues, this was 9.2%, 9.0% and 10.7% for this quarter, last quarter and corresponding quarter last year respectively, a result of the Group's continuous effort in monitoring the expenses closely.

Depreciation and Amortization

Depreciation and amortization was S$2.2 million (US$1.3 million), a year on year and quarter on quarter decline of 15.7% and 0.1% respectively. The reduction is mainly due to lower depreciation charges as the Group did not have any major acquisitions in fixed assets over the last two years.

Allowance for Doubtful Accounts Receivables

Allowance for doubtful accounts receivables decreased by S$0.2 million (US$95,000) or 29.9% for this quarter, when compared to corresponding quarter last year, a result of more effective credit management.

Quarter on quarter, allowance for doubtful accounts receivables decreased by 22.7%. Allowance for doubtful accounts receivables as a percentage of gross revenue maintained at approximately 1% for both quarters.

Other income (expenses)

Other income / (expenses) consisted largely of equity in gain / (losses) of unconsolidated affiliates, net loss in foreign exchange translation and interest income earned.

Equity in gain / (losses) of unconsolidated affiliates relates to the Group's operations in Thailand and India. The Group recorded an equity gain from unconsolidated affiliates of S$24,000 (US$14,000) in this quarter, a decline of 69.6% when compared to the corresponding period in 2003. The decline was due to write back of certain start up expenses in PacNet India in the same quarter last year. Last quarter, unconsolidated affiliates registered a loss of S$40,000 (US$24,000).

Cumulative Effect Adjustment

In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

SFAS 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognised by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

Liquidity and Capital Resources

As of September 30, 2004, the Group held cash and cash equivalents of S$57.2 million (US$34.0 million). The Group generated a net cash surplus of S$15.5 million (US$9.2 million) for the first nine months of 2004.

Operating activities for the first nine months of 2004 generated cash of S$20.1 million (US$12.0 million). Of this, S$5.6 million (US$3.3 million) was used in investing activities, which were mainly acquisition of fixed assets. Cash provided by financing activities amounted to S$0.9 million (US$0.6 million), primarily from the issue of ordinary shares through employees' exercises of stock options pursuant to PacNet's employee stock option plans.

Stock Based Compensation for Resigned Directors

During the first quarter of the year, one member resigned from the Board of Directors of the Company. In accordance with the terms of the relevant share option plans and his share option agreements, the Compensation & Administrative Committee passed a resolution on February 19, 2004 extending the exercise periods of his unexercised share options for a period of 24 months from his resignation date.

The Group has accounted for this modification in accordance with FIN 44 Accounting for Certain Transactions Involving Stock Compensation. Under these guidance, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date until exercise / expiry based on intrinsic value method is recognized over the remaining vesting period.

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101 and 104, Revenue Recognition in Financial Statements ("SAB 101 and 104"), as amended and other related guidance. SAB 101 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of PacNet's agreements with telecom companies and the frequency of disputes.

Allowance for doubtful accounts receivable

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists and customer contracts. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and are amortized on a straight-line basis over its estimated useful lives, ranging from four to five years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement ("Settlement"), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement's terms on July 14, 2004. The Court is reviewing the matter and has had continued discussions with all of the parties regarding the terms of the Settlement. There can be no assurance that the Court will approve the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants. The litigation between those parties is proceeding and is currently in the class certification stage. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company will be subject to discovery obligations that non-focus case issuers will not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995", some of these may be identified by the use of words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of September 30, 2004 With Comparative Amounts from December 31, 2003

	31-Dec-03	30-Sep-04	30-Sep-04
	S$'000	S$'000	US$'000

Cash and cash equivalents	41,905	57,225	33,967
Accounts receivable - net	26,869	24,388	14,476
Other receivables	9,099	8,550	5,075
Inventories	340	299	178

Total current assets	78,213	90,462	53,696

Investments	37	36	21
Fixed assets and website development costs- net	18,742	17,158	10,185
Goodwill and intangible assets - net	29,708	28,830	17,113
Other non-current assets	6,040	5,792	3,438

Total non-current assets	54,527	51,816	30,757

TOTAL ASSETS	132,740	142,278	84,453

Bank borrowings	2,644	2,557	1,518
Accounts payable	13,500	16,474	9,778
Other payables	32,501	32,767	19,450
Current portion of capital lease obligations	453	465	276

Total current liabilities	49,098	52,263	31,022

Capital lease obligations, less current portion	704	491	291
Other non-current and deferred liabilities	1,878	1,479	878

Total non-current liabilities	2,582	1,970	1,169

Minority interest	3,085	1,441	855

Shareholders' equity
Ordinary shares, S$2 par value	26,069	26,540	15,754
Additional paid-in capital and deferred compensation	95,625	98,703	58,588
Accumulated deficit and other comprehensive income	(43,719)	(38,639)	(22,935)

Total shareholders' equity	77,975	86,604	51,407

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	132,740	142,278	84,453

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Nine months ended Sep 30,

	Jun 30, 2004	Sep 30, 2003	Sep 30, 2004	2003	2004
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	10,307	11,510	9,382	36,691	30,181
Broadband access	19,921	17,524	20,394	47,959	59,422
Leased line access	5,239	5,631	5,183	17,290	15,878
Value added services	4,611	4,316	4,731	11,254	13,702
Commission revenues	1,718	1,892	1,519	4,786	4,803
Other revenues	1,207	1,908	916	5,651	3,197

Total net revenues	43,003	42,781	42,125	123,631	127,183

Operating costs and expenses
Cost of sales	19,482	19,654	18,639	55,465	56,719
Staff costs	12,042	12,077	12,172	37,117	38,123
Sales & marketing	1,604	1,459	1,414	4,948	4,362
Other general & administrative	3,889	4,590	3,870	12,917	11,699
Depreciation & amortization	2,175	2,578	2,173	7,993	6,782
Allowance for doubtful accounts receivable	485	535	375	1,744	1,276

Total operating expenses	39,677	40,893	38,643	120,184	118,961

Operating income	3,326	1,888	3,482	3,447	8,222

Other income (expenses)
Net interest income (expenses)	33	44	97	107	144
Net (loss) gain on foreign currency	(24)	(46)	(213)	389	(280)
Gain (loss) on disposal of fixed assets	20	(12)	(25)	(17)	(17)
Gain on sale of quoted equity investments	-	-	-	9	-
Equity in (loss) gain of unconsolidated affiliates	(40)	79	24	(358)	138
Others	42	36	90	306	206

Total other income (expenses)	31	101	(27)	436	191

Income before income taxes and minority interest	3,357	1,989	3,455	3,883	8,413
Provision for income taxes	(852)	(596)	(802)	(1,870)	(2,445)

	2,505	1,393	2,653	2,013	5,968

Cumulative effect adjustment - net of tax	-	-	-	(220)	-
Minority interest in gain of consolidated subsidiaries	(57)	(60)	(11)	(207)	(58)

Net income	2,448	1,333	2,642	1,586	5,910

Net income per share - basic	$0.1846	$0.1023	$0.1992	$0.1223	$0.4469

Net income per share - diluted [1]	$0.1803	$0.0998	$0.1992	$0.1198	$0.4384

Weighted average number of shares outstanding - basic	13,259,625	13,033,858	13,265,822	12,968,481	13,223,236

Weighted average number of shares outstanding - diluted [1]	13,576,886	13,351,783	13,265,822	13,241,779	13,480,284

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Nine months ended Sep 30,

	Jun 30, 2004	Sep 30, 2003	Sep 30, 2004	2003	2004
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	6,118	6,832	5,569	21,779	17,915
Broadband access	11,826	10,402	12,105	28,468	35,271
Leased line access	3,110	3,342	3,077	10,263	9,425
Value added services	2,737	2,562	2,808	6,680	8,133
Commission revenues	1,020	1,123	902	2,841	2,851
Other revenues	716	1,133	544	3,354	1,898

Total net revenues	25,527	25,394	25,005	73,385	75,493

Operating costs and expenses
Cost of sales	11,564	11,666	11,064	32,923	33,667
Staff costs	7,147	7,169	7,225	22,032	22,629
Sales & marketing	952	866	839	2,937	2,589
Other general & administrative	2,309	2,724	2,297	7,667	6,944
Depreciation & amortization	1,291	1,530	1,290	4,745	4,027
Allowance for doubtful accounts receivable	288	318	223	1,035	757

Total operating expenses	23,551	24,273	22,938	71,339	70,613

Operating income	1,976	1,121	2,067	2,046	4,880

Other income (expenses)
Net interest income (expenses)	19	26	58	64	85
Net (loss) gain on foreign currency	(14)	(27)	(126)	231	(166)
Gain (loss) on disposal of fixed assets	12	(7)	(15)	(10)	(10)
Gain on sale of quoted equity investments	-	-	-	5	-
Equity in (loss) gain of unconsolidated affiliates	(24)	47	14	(213)	82
Others	25	21	53	182	122

Total other income (expenses)	18	60	(16)	259	113

Income before income taxes and minority interest	1,994	1,181	2,051	2,305	4,993
Provision for income taxes	(506)	(354)	(476)	(1,110)	(1,451)

	1,488	827	1,575	1,195	3,542

Cumulative effect adjustment - net of tax	-	-	-	(131)	-
Minority interest in gain of consolidated subsidiaries	(34)	(36)	(7)	(123)	(34)

Net income	1,454	791	1,568	941	3,508

Net income per share - basic	$0.1096	$0.0607	$0.1182	$0.0726	$0.2653

Net income per share - diluted [1]	$0.1070	$0.0592	$0.1182	$0.0711	$0.2602

Weighted average number of shares outstanding - basic	13,259,625	13,033,858	13,265,822	12,968,481	13,223,236

Weighted average number of shares outstanding - diluted [1]	13,576,886	13,351,783	13,265,822	13,241,779	13,480,284

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

[2]	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of September 30, 2004, which was S$1.6847 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Nine Months Ended September 30, 2004 With Comparative Amounts from September 30, 2003

	Nine months ended September 30,

	2003	2004	2004
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the period	1,586	5,910	3,508
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	7,993	6,782	4,027
Loss on disposal of fixed assets	17	17	10
Fixed assets written off	18	20	12
Allowance for doubtful accounts receivable	1,744	1,276	757
Minority interest	207	58	34
Deferred income tax (benefit) provision	(599)	13	8
Amortization of deferred compensation	1,876	785	466
Equity in loss (gain) of unconsolidated affiliates	358	(138)	(82)
Gain on disposal of quoted equity investments	(9)	-	-
Cumulative effect adjustment - net of tax	220	-	-
Changes in non-cash working capital items:
Accounts receivable	(2,034)	1,205	715
Prepaid expenses and other assets	216	285	169
Inventories	93	41	24
Accounts payable	3,509	2,974	1,765
Other payables / receivables	222	905	537

Cash provided by operating activities	15,417	20,133	11,950

INVESTING ACTIVITIES
Acquisition of fixed assets	(3,519)	(5,411)	(3,212)
Proceeds from sale of fixed assets	73	256	152
Sale of short term investment	250	-	-
Sale of quoted equity investments	207	-	-
Purchase of intangible assets	(249)	(140)	(83)
Investment in affiliates	(430)	-	-
Acquisition of minority interests	-	(300)	(178)
Loan to affiliates	(559)	-	-

Cash used in investing activities	(4,227)	(5,595)	(3,321)

FINANCING ACTIVITIES
Bank borrowings (repayments)	(296)	(87)	(52)
Repayment of loans from affiliates	(4,250)	-	-
Capital lease obligations	(423)	(343)	(203)
Proceeds from issuance of ordinary shares	1,328	1,363	809

Cash (used in) provided by financing activities	(3,641)	933	554

Increase in cash and cash equivalents	7,549	15,471	9,183

Cash and cash equivalents at beginning of period	35,179	41,905	24,874

Effect of exchange rate changes on cash and cash equivalents	341	(151)	(90)

Cash and cash equivalent at end of period	43,069	57,225	33,967